Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Samuel A. Ramirez & Company, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc. (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

New York, New York
December 21, 2021

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash	$	2,059,517
Due from clearing agent		24,430,844
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		13,884,971
Marketable securities owned, at fair value		60,979,451
Due from related parties		5,479,268
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,220,726		1,397,083
Operating lease right-of-use assets		7,087,755
Other assets		1,350,233
Deferred tax assets, net		334,300
Total Assets	$	117,503,422

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	15,876,402
Accrued compensation		20,931,427
Accrued expenses and other liabilities		3,961,142
Trade date payable, net		14,912,411
Operating lease liabilities		7,731,885
Due to affiliates, net		2,907,523
Income taxes payable		106,232
Payables to brokers, dealers and counterparties		384,639
Total Liabilities		66,811,661
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		37,745,028
Total Stockholder's Equity		50,691,761
	$	117,503,422

See notes to financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily trades and underwrites municipal and corporate debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels.

Receivables from Broker, Dealers, and Counterparties

Receivables from brokers, dealers and counterparties are carried at their estimated collectible amounts. Included in receivables from brokers, dealers and counterparties are amounts receivable from underwriting and financial advisory fees. The Company estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and government sponsored enterprises. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

Securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2021, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2021. Securities sold, not yet purchased consist of obligations of the United States Treasury.

Included in marketable securities owned at September 30, 2021 are obligations of the following states and jurisdictions:

State of New York* $	9,033,776
State of Texas*	5,866,698
State of New Jersey*	4,395,575
State of Illinois*	4,203,456
State of California	2,746,343
State of Virginia*	1,986,696
Other States**	4,683,652
Totals: $	32,916,196

* Includes various subdivisions and authorities
**Not any one State or jurisdiction is greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

There have been no changes in methodologies during the fiscal year ended September 30, 2021. The Company's municipal and corporate obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2021.

	Fair Value Measurements as of September 30, 2021			
	Level 1	Level 2	Level 3	Total
Assets				
Municipal obligations	$ -	$ 32,916,196	$ -	$ 32,916,196
Government agencies	28,063,255	-	-	28,063,255
	$ 28,063,255	$ 32,916,196	$ -	$ 60,979,451
Liabilities				
Securities Sold, not yet purchased	$ 15,876,402	$ -	$ -	$ 15,876,402

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

The Company records uncertain tax positons in accordance with FASB ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2018.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Covid-19

In December 2019, a novel strain of coronavirus surfaced and spread around the world resulting in business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. As of the period ended September 30, 2021, the Company's operating results were not materially adversely impacted. The operations and results of the Company could still be materially affected and significant estimates may be materially impacted by local, state, national restrictions and events designed to contain the virus.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2021

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of this Statement of Financial Condition.

Accrued compensation was paid by December 2, 2021.

Adoption of New Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company adopted the update on October 1, 2020, and the adoption did not have a material impact on the Company's accounting for estimated credit losses on its financial assets.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

3. DUE FROM/TO CLEARING AGENT

The receivable from clearing agent at September 30, 2021 includes amounts receivable from unsettled trades, accrued interest receivables, and amounts receivable and payable for securities failed to deliver. The Company also has a deposit with the clearing agent of $500,000. The Company's trades are cleared through a Clearing Agent and settled daily between the Clearing Agent and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short time. The Company continually reviews the credit quality of its counterparties.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2021

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company's furniture, equipment and leasehold improvements consisted of the following for the year ended September 30, 2021:

Furniture and equipment	$	2,063,460
Leasehold improvements		1,447,707
Website		106,642
Less: Accumulated depreciation		2,220,726
	$	1,397,083

5. INCOME TAXES

The Company's net deferred tax assets consisted of the following for the year ended September 30, 2021:

Deferred tax assets:		
Compensation accrual	$	282,700
Medical insurance accrual		158,900
Operating leases		165,600
Total deferred tax assets:		607,200
Defered tax liabilities:		
Basic difference for fixed assets		194,600
Prepaid expenses		78,300
Total defered tax liabilities		272,900
Net deferred tax assets:	$	334,300

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2021. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2021.

The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2021, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

As of September 30, 2021, the amount due to affiliates is due to the Parent and due to an affiliate that is a wholly owned subsidiary of the Parent in the amount of $2,484,124 and $423,399 respectively. The amount due to the Parent represents a payable for taxes and miscellaneous expenses.

The amounts due to the affiliate that is a wholly owned subsidiary of the Parent represents shared employment and operating expenses and are noninterest bearing and due on demand.

On October 10, 2014, the Company loaned $1,000,000 to an entity that is owned by the majority shareholder of the Parent and a family member who is also a shareholder of the Parent. As of September 30, 2021, the remaining balance of the loan is $450,000 plus interest of $29,528. Interest on the loan is billed and collected annually. On September 27, 2017, the repayment agreement was amended to reflect annual payments of $100,000 for seven years and $50,000 for the final year.

During the fiscal year ended September 30 2021, the Company advanced $4,980,000 to shareholders of the Parent plus interest of $19,740, of which $400,000 was repaid by November 9, 2021. The remaining balance of the short-term advances are expected to be repaid by the fiscal year ending September 30, 2022.

The Company continually reviews the affiliates and other related parties' current conditions and historical collectability to estimate credit losses. There is no allowance measured for any of the amounts due from related parties as management believes all amounts are fully collectible.

7. LEASES

The Company leases various office space for its headquarters and branches throughout the United States. The Company does not sublease any space. The leases are all operating leases based on fixed rental payments. The Company's leases have remaining terms ranging from 1 year to 6 years. For some of the leases, we make separate payments to the lessor for property taxes assessed on the property, as well as a portion of the common area maintenance associated with the property. We have elected the practical expedient not to separate lease and nonlease components for all of our building leases and to exclude leases with a term of 12 months or less.

7. LEASES (Continued)

The future payments due under operating leases as of September 30, 2021 is as follows:

Fiscal year ended September 30,

2022	$ 1,671,479
2023	1,611,368
2024	1,605,240
2025	1,645,360
2026	1,683,627
2027 and thereafter	850,148
	9,067,222
Less effects of discounting	(1,335,337)
Lease liabilities recognized	$ 7,731,885

As of September 30, 2021, the weighted-average remaining lease term for all operating leases is 5.4 years.

Because we do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate, which is 5.50%. This rate is based on a senior note that the Company's Parent has adjusted for the lease term and other factors.

8. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed settlement transactions that were open at September 30, 2021 and were subsequently settled had no material effect on the financial statements as of that date.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2021

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2021, the Company's net capital of $41,700,728 exceeded minimum required net capital of $250,000 by $41,450,728.